SEC FILE NUMBER
1-8518

CUSIP NUMBER
502003106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K or 10-KSB ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q or 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I — REGISTRANT INFORMATION
LL&E Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue

Address of Principal Executive Office (Street and Number)
Austin, Texas 78701

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report of Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
The Trust requires additional information from one of the working interest owners in order to complete the Trust’s financial statements for the year ended December 31, 2009. The Trustee has engaged an independent joint interest auditing firm to review the computation of the amounts payable to the Trust with respect to its interest in the Jay Field from the time of Conoco Phillips’ sale of its working interest to Quantum Resources Management LLC in 2007. The independent auditor has submitted its analyses to Quantum, and the Trustee, the independent auditor and Quantum have scheduled a meeting to discuss the computations. For reasons outside the control of the Trust, the issues will not be resolved prior to the due date of the Form 10-Q. Until the parties reach agreement on the issues the independent auditor has raised relevant to the computation of expenses properly chargeable in the calculation of amounts payable to the Trust, the Trust cannot prepare financial statements. The resolution of the issues may affect the computations for 2007 and 2008, as well as those for 2009. The Trustee is unable to provide any assurance that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date. The Trustee is monitoring the review process, and will file an Item 4.02 Current Report on Form 8-K promptly if the Trustee concludes that any previously-issued financial statements should no longer be relied upon.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Mike Ulrich	800	852-1422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ : No ☑

The Trust has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009 or its Annual Report for the year ended December 31, 2009.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ : No ☐

The answer to this question depends on the resolution of the issues raised by the joint interest auditor regarding the proper computation of the amounts payable to the Trust with respect to its interest in the Jay Field from the time of Conoco Phillips' sale of its working interest to Quantum Resources Management LLC in 2007. Certain of the issues raised by the joint interest auditor could result in significant changes to the computation of the amounts payable to the Trust with respect to the Jay Field; however, it is also possible that the joint interest auditor will conclude that Quantum correctly computed all amounts relevant to the Trust's interest.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the response above.

LL&E Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2010	LL&E Royalty Trust
	By:	The Bank of New York Mellon Trust Company, N.A., Trustee

	By:	/s/ MIKE ULRICH
		Name:	Mike Ulrich
		Title:	Vice President

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).